SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN OCTOBER 7, 2003 AND OCTOBER 29, 2003

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F      x        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes              No       x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated October 7, 2003 Chinadotcom Mobile SMS Unit Adds Direct Connectivity with China Unicom in Guangdong Province, southern China

1.2	Press Release dated October 9, 2003 CDC Software Develops an Executive Analytics Application for Ross Systems

1.3	Press Release dated October 23, 2003 CDC Software Acquires Leading European BI Software Application

1.4	Press Release dated October 23, 2003 chinadotcom corporation to hold Q3 2003 Earnings Conference Call on October 28th, 2003 at 8:00 am EST

1.5	Press Release dated October 23, 2003 chinadotcom Forms a JV with Jamba!, a Leading European Wireless Service Provider Based in Germany

1.6	Press Release dated October 28, 2003 chinadotcom reports fourth consecutive quarter of US GAAP profit, revenues up 103% year-on-year, and net income of US$6.1 million

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2003

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan

Steven Chan Director, Legal

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated October 7, 2003 Chinadotcom Mobile SMS Unit Adds Direct Connectivity with China Unicom in Guangdong Province, southern China

1.2	Press Release dated October 9, 2003 CDC Software Develops an Executive Analytics Application for Ross Systems

1.3	Press Release dated October 23, 2003 CDC Software Acquires Leading European BI Software Application

1.4	Press Release dated October 23, 2003 chinadotcom corporation to hold Q3 2003 Earnings Conference Call on October 28th, 2003 at 8:00 am EST

1.5	Press Release dated October 23, 2003 chinadotcom Forms a JV with Jamba!, a Leading European Wireless Service Provider Based in Germany

1.6	Press Release dated October 28, 2003 chinadotcom reports fourth consecutive quarter of US GAAP profit, revenues up 103% year-on-year, and net income of US$6.1 million

Exhibit 1.1

chinadotcom Mobile SMS Unit Adds Direct Connectivity with

China Unicom in Guangdong Province, southern China

Further Progress on Tax Concessions and New Product Launches

HONG KONG October 7, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced that its mobile applications unit, Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), a leading short message service (SMS) and mobile software and application developer in China, has established local connectivity with China Unicom in Guangdong province. The service agreement gives Newpalm an opportunity to better serve Guangdong Unicom’s subscriber base of over 11 million users, the largest within the China Unicom group, within one of the richest provinces in China with a population of nearly 75 million. Newpalm currently has service agreements signed with mobile network operators in 26 provinces across China. Direct connectivity with provincial network mobile operators facilitates Newpalm’s marketing and promotion activities at the provincial level, resulting in a better quality of service, a higher sign-up rate for subscribers and new services, and a higher level of completion of SMS messages sent.

Newpalm has also recently launched X-City 2, an innovative community-based service including dating and chatting, ringtone and logo downloads, leveraging off the original X-city service’s existing subscriber base and incorporating new picture and video clippings for the benefit of users. X-City 2 is an example of the synergistic products being developed through www.china.com’s portal content and Newpalm’s SMS operations.

In addition, Newpalm announced that it has received confirmation from the Federal Tax Bureau of Development Zones in China that it has been granted a 5-year concession on corporate taxation starting in 2003, with the first two years at zero tax, and the next three years at 50% of the standard corporate tax rate.

“Newpalm has made progress through the summer in increasing connectivity with provincial mobile phone operators across China, facilitating flexible local marketing promotions for new services, such as X-City 2, and allowing us to deliver a higher quality of services to mobile subscribers” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “We are especially pleased to have direct local connectivity with China Unicom in Guangdong province, as Guangdong is one of the most developed provinces in China, and this arrangement increases our exposure in the important southern part of the country. We will continue to focus on developing ongoing synergies with our portal network, which will allow us to provide more value-added SMS products and services to both our Internet and SMS users.”

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company focused on two of the fastest growing sectors in China — export manufacturing and mobile applications — as well as internationally. The company has over 1,000 employees with operations in over 10 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile and Portals unit is focused on China’s rapid growth mobile applications market, a large market with great future potential. The company now offers consumer-based and enterprise-based SMS and mobile application software development services. Paid subscriptions reached 4.4 million as of June 30th, 2003, with direct connectivity with local mobile operators in 26 provinces across China. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and

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changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel	: 1-212-661-2160
Fax	: 1-973-591-9976
e-mail	: craig.celek@hk.china.com

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Exhibit 1.2

CDC Software Develops an Executive Analytics Application for Ross Systems

As part of ongoing operational initiatives, Ross Systems to leverage CDC Software’s China-based development capabilities

Hong Kong October 09, 2003    CDC Software Corporation, a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), an integrated enterprise solution and software company, announced today that they have signed an agreement whereby Ross Systems, Inc. (NASDAQ: ROSS), a global provider of enterprise software for manufacturers, intends to outsource to CDC Software the development of an Executive Analytics application for global distribution. This development work is to be performed at CDC Software’s development center in China, which will be used to complement Ross Systems’ Atlanta-based capabilities, by providing quality development resources and infrastructure.

The Executive Analytics application is designed to provide high level end-users of Ross Systems’ iRenaissance ERP application with a summary of key performance indicators of financial metrics, sales, inventory and production information. Data will be displayed graphically in formats using grids, charts and pivot tables. With these user-friendly modules, end-users can evaluate and monitor their business performance without implementing complex data-mining analytical tools.

Alsen Hsien, Managing Director of CDC Software Corporation, said, “We are pleased that we are about to commence this cooperation with Ross Systems whereby we will provide our technology infrastructure and skilled resources based in our cost effective software development center in China. We are confident of the success of this first project and look forward to developing quality products such as the Executive Analytics application for the benefit of Ross Systems’ global customer base.”

In addition to CDC Software’s agreement earlier this year to distribute Ross Systems’ iRenaissance application suite in Greater China and Asia Pacific, this development initiative is another example of the synergies between the two companies.

Eric Musser, Chief Technology Officer of Ross Systems, said, “After reviewing CDC Software’s applications developed for the Greater China market, we have high confidence in leveraging CDC Software’s development capabilities to complement our ongoing ability to release high quality applications to our customers worldwide. We believe that the Executive Analytics application will become a key component of our iRenaissance product suite.”

In a separate development, on October 6 2003, chinadotcom filed a proxy statement/prospectus on Form F-4 with the Securities and Exchange Commission in connection with its proposed acquisition of Ross Systems. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully they will contain important information about chinadotcom and Ross Systems. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials, and any other documents filed by chinadotcom or Ross Systems through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Investors and security holders of Ross Systems are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. chinadotcom will file one or more amendments to this proxy statement/prospectus to include material information which will include the audited financial results of its recent acquisition, Industri Matematik International. Upon finalization and clearance by the Securities and Exchange Commission, Ross Systems expects to mail the proxy statement/prospectus to shareholders of Ross Systems.

# # #

About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), an integrated enterprise solution and software company. CDC Software develops a series of its own products in its development center in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), PowerESS (Employee Self Service) and PowerPay+. In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region.

chinadotcom’s software arm currently has over 1,000 customer site installations and 600 enterprise customers located throughout the Asia Pacific region. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co. Ltd., Shenzhen Airlines, Swire Beverages, Shangri La Hotels and Resorts and Starwood Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company focused on two of the fastest growing sectors in China — export manufacturing and mobile applications — as well as internationally. The company has over 1,000 employees with operations in over 10 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile and Portals unit is focused on China’s rapid growth mobile applications market, a large market with great future potential. The company now offers consumer-based and enterprise-based SMS and mobile application software development services. Paid subscriptions reached 4.4 million as of June 30th, 2003,

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with direct connectivity with local mobile operators in 26 provinces across China. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit www.corp.china.com.

About Ross Systems

Ross Systems, Inc. (NASDAQ: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,000 customer companies worldwide, Ross Systems’ family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross System’s global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information about Ross Systems, please visit www.rossinc.com.

Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems’ stockholders under SEC rules is set forth in the Annual Report on Form 10-K filed for the year ended June 30, 2003 filed by Ross Systems with the SEC on September 24, 2003.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

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Media Relations

Jane	Cheng, Public Relations Manager
Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel	: 1 (212) 661 2160
Fax	: 1 (973) 591 9976
e-mail	: craig.celek@us.china.com

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Exhibit 1.3

CDC Software Acquires Leading European BI Software Application

Purchase of Executive Suite broadens CDC Software’s IP ownership and strengthens its Business Intelligence software offering

HONG KONG October 23, 2003    CDC Software, a wholly-owned software unit of chinadotcom corporation [NASDAQ: CHINA; Website: www.corp.china.com], today announced the acquisition of “Executive Suite”, a leading financial performance management and Business Intelligence (“BI”) application based on Microsoft technology, from European software company CIP-Global ApS. Following CDC Software’s recent announcements regarding the acquisition of two leading international software companies, the acquisition of Executive Suite is part of the initiative to enhance its software strategy by further broadening CDC Software’s IP ownership and enhancing its product offering to its customers worldwide.

Executive Suite is a fully integrated financial management application delivering budgeting, planning, forecasting, consolidation, reporting and analysis to a broad spectrum of customers. In May 2003, “Executive Suite” qualified as a Gold Certified Analytical Application Partner and a member of the Microsoft Data Warehousing Alliance, which is an exclusive group of organizations whose data warehousing and business intelligence solutions meet rigorous requirements in quality and design as set by Microsoft. Executive Suite users include Scandlines, Sydbank, Storck, SBS Services, Ramboll, Arovit, Wates Group and Guildford Borough Council.

Simon Piff, Microsoft’s Asia Pacific Regional Solutions Manager for the Enterprise Server Marketing Group, focusing on database solutions, commented that “the acquisition by CDC Software of Executive Suite is very positive news for the business intelligence markets in the Asia-Pacific region. This combination of a proven software tool built on the Microsoft platform, and CDC Software’s strong knowledge of the local business environments across the region should certainly help customers rapidly realise the value inherent in business intelligence solutions. Microsoft has been working with the CDC Software team across the region for some time now and we are very pleased to witness this demonstration of CDC Software’s continuing commitment to the Asia-Pacific business intelligence markets. As the business intelligence platform leader globally, Microsoft is very supportive of this news.”

Steve Collins, Managing Director of CDC Software, commented: “We are pleased to see our software strategy being well implemented through these strategic acquisitions in the mission-critical software solutions sectors. While the roll-out of the Executive Suite product is still in its early stages, it is complementary to our ERP, SCM and Human Resources and Payroll (“HRP”) product offerings, allowing us to focus on high margin and recurrent revenue streams, and is supported by Microsoft internationally.”

“The acquisition of Executive Suite, in combination with the software products of recently acquired IMI and the pending acquisition of Ross Systems, enables CDC Software to achieve a scale for distribution of our products and cross selling opportunities to our combined customer base of over 1,500 enterprises worldwide,” added Steve Collins.

CDC Software is the master distributor of Executive Suite in Asia and has launched Executive Suite in Asian markets including China, Singapore and Australia.

# # #

About CDC Software

CDC Software, a wholly owned subsidiary of chinadotcom corporation (NASDAQ: CHINA), is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel	: 1 (212) 661 2160
Fax	: 1 (973) 591 9976
e-mail	: craig.celek@us.china.com

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Exhibit 1.4

chinadotcom corporation to hold Q3 2003 Earnings Conference Call on

October 28th, 2003 at 8:00 am EST

Hong Kong October 22, 2003

Hong Kong —(BUSINESS WIRE)— October 22, 2003 — chinadotcom corporation (NASDAQ: CHINA), a leading integrated enterprise solutions and software company focused on two of the fastest growing sectors in China and internationally, will hold its quarterly conference call to discuss third quarter 2003 results on Tuesday, October 28th, 2003, at 8:00 am EST. Earnings release will precede the call, posting to the wires after 6:00 am EST.

To listen, call the access number a few minutes before the scheduled start time of the call.

    Date: Tuesday, October 28th, 2003

    Time: 8:00 am EST

USA Toll Free Number:	877-542-7993
AUSTRALIA Toll Free Number:	1-800-750-079
CHINA Toll Free Number:	10800-852-0823
HONG KONG Toll Number:	+852-2258-4002
SINGAPORE Toll Free Number:	800-852-3412

    Passcode: Q3 China

This call is being webcast by CCBN and can be accessed at chinadotcom’s corporate web site at www.corp.china.com or directly at http://www.talkpoint.com/viewer/starthere.asp?pres=103960

The webcast is also being distributed over CCBN’s Investor Distribution Network to both institutional and individual investors. Individual investors can listen to the call through CCBN’s individual investor center at www.fulldisclosure.com or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com).

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company focused on two of the fastest growing sectors in China — export manufacturing and mobile applications — as well as internationally. The company has over 1,000 employees with operations in over 10 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and

Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile and Portals unit is focused on China’s rapid growth mobile applications market, a large market with great future potential. The company now offers consumer-based and enterprise-based SMS and mobile application software development services. Paid subscriptions reached 4.4 million as of June 30th, 2003, with direct connectivity with local mobile operators in 26 provinces across China. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Media Relations

Jane	Cheng, Public Relations Manager
Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel	: 1 (212) 661 2160
Fax	: 1 (973) 591 9976
e-mail	: craig.celek@us.china.com

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Exhibit 1.5

chinadotcom Forms a JV with Jamba!, a Leading European Wireless Service Provider Based in Germany

Strategic partnership to expand the distribution platform for chinadotcom’s in-house developed wireless applications to Europe and the U.S.

Hong Kong October 23, 2003    chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), today announced that one of its mobile and portal units has signed an initial agreement with Jamba! AG (“Jamba!”), a leading operator-independent wireless entertainment provider in Europe, to form a 50/50 joint venture as part of its global wireless strategy to enhance its commitment to driving the development in the mobile communication industry. Jamba! has established long-term relationships with major European operators including Vodafone, Orange, T-Mobile, e-Plus and i-Mode.

Under the initial agreement, chinadotcom intends to expand its mobile service and applications to Europe and the US by leveraging Jamba!’s extensive distribution network and also bring the world-class mobile technologies to the China market. In addition, Jamba! will also expand its mobile services and platform to the Greater China market by leveraging upon chinadotcom’s local presence in these countries, particularly in China where chinadotcom has 4.4 million SMS (short message service) subscriptions as of June 2003 through its mobile unit, Newpalm (China) Information Technology Co., Ltd.

The joint venture reflects one of the company’s strategic investments in “best of breed” global wireless technologies and platforms, bringing these applications and platforms in a tailored manner to cater to local needs of China, one of the fastest growing markets in mobile communications. In addition, it is also intended to facilitate the export of specific applications developed in China as appropriate into the international arena.

Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation said: “Further to our currently established wireless business in China, the formation of this joint venture is part of our move to incorporate world-class wireless technologies into the enormous and rapid growing market in China. The joint venture with Jamba! is still in its early stages and the financial impact is expected to be minimal in the near term. However, it is intended to enable us to further expand the distribution platform for our wireless products, particularly our in-house developed wireless applications to Europe and the U.S. through Jamba!’s extensive distribution network.”

Jamba! provides comprehensive and innovative product offerings, including audio/visual products for handset personalisation, single and multiplayer java games, polyphonic ringtones, colour wallpaper for handsets, and multi-media services (MMS) to its subscribers in Europe and the US. In addition, its state-of-the-art technology platform provides a unique and flexible billing engine which supports multi technology channels (Web/WAP/SMS/MMS/Offline) to the main carriers in Europe.

“We are pleased to enter an initial agreement with chinadotcom focused on mutual wireless initiatives,” said Oliver Samwer, CEO of Jamba! AG. “We believe that chinadotcom’s well established distribution network and its strong connectivity with local mobile network operators in China will help us access the world’s largest, rapid growth mobile market. In addition, its mobile application and software development capabilities, together with our state-of-the-art mobile technology platform should drive the expansion of product offerings in the mobile communications space for both companies.”

“As mobile applications become the network operators’ most important revenue growth driver and a tool for enhancing customers’ loyalty, meaningful opportunities exist for the company to launch rich new service offerings, especially as China’s consumers move toward higher platforms like CDMA1X and 2.5/3G. We should be able to capitalize on platform opportunities in China and Internationally leveraging our China SMS Portal, our CDMA mobile application expertise in Korea, and ventures with leading next generation European carrier-grade mobile technology,” added Daniel Widdicombe.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company focused on two of the fastest growing sectors in China — export manufacturing and mobile applications — as well as internationally. The company has over 1,000 employees with operations in over 10 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile and Portals unit is focused on China’s rapid growth mobile applications market, a large market with great future potential. The company now offers consumer-based and enterprise-based SMS and mobile application software development services. Paid subscriptions reached 4.4 million as of June 30th, 2003, with direct connectivity with local mobile operators in 26 provinces across China. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City service.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software

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Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 400 more outsourcing consultants servicing software companies internationally.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

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Exhibit 1.6

chinadotcom reports fourth consecutive quarter of US GAAP profit, revenues up 103% year-on-year, and net income of US$6.1 million chinadotcom’s Q3 2003 Results Highlights:

•	Revenue grew 103% to US$24.4 million compared to US$12.1 million in Q3 2002, and rose 14% quarter-on-quarter
•	Gross margin increased to 48% in Q3 2003 compared to 37% in Q3 2002, and 44% in Q2 2003
•	Net profit was US$6.1 million compared to a loss of US$3.3 million in Q3 2002, and rose 49% quarter-on-quarter
•	Progress made in export manufacturing software through the 51% acquisition of European supply chain management (SCM) software company IMI and intention to acquire US-based NASDAQ-listed enterprise resource planning (ERP) software company Ross Systems
•	Established partnerships in the mobile applications sector to maximize opportunities in China and internationally

[Hong Kong October 28, 2003]    chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced its financial results for the third quarter of 2003 ending September 30, 2003 under US GAAP. The company reported 103% year-on-year growth to US$24.4 million in quarterly revenues in Q3 2003 from continuing operations, including new acquisitions. Gross profit in Q3 2003 was US$11.8 million compared to US$4.4 million in Q3 2002, while gross margin rose to 48% in Q3 2003 from 37% in Q3 2002. SG&A expense was US$9.3 million in Q3 2003 versus US$8.3 million in Q3 2002. US GAAP net income increased to US$6.1 million for Q3 2003, compared to a loss of US$3.3 million in Q3 2002. Q3 2003 earnings per share was 6.0 US cents versus a loss per share of
3.2 US cents in Q3 2002. As of September 30, 2003, chinadotcom had approximately 101 million common shares outstanding.

“As a result of our improving margins and operational efficiencies, which were enhanced by acquisitions, we posted an improved US GAAP profit for the fourth consecutive quarter, beating earnings per share estimates by 2 US cents. This was the company’s best financial performance to date with an increased net cash balance of US$363 million, up US$3 million from the second quarter,” said Chief Financial Officer Daniel Widdicombe. “The continued positive momentum in the company’s financial metrics reflects positively on our long term China-focused acquisition and growth strategy of attaining sustainable high-margin and recurrent revenues.”

On a quarter-on-quarter basis from continuing operations including new acquisitions, revenues increased by 14% to US$24.4 million from US$21.5 million in Q2 2003. SG&A increased in Q3 2003 to US$9.3 million including a US$1.0 million positive reversal from legal provisions from US$7.8 million in Q2 2003. Net income increased 49% to US$6.1 million in Q3 2003 from US$4.1 million in Q2 2003. Q3 2003 earnings per share was 6.0 US cents versus 4.1 US cents in Q2 2003.

The information presented in the results highlights herein should be read in conjunction with the more detailed financial statements included at the end of this press release.

Peter Yip, Chief Executive Officer, said, “We are pleased the company has achieved scale to become one of the largest software companies in China and has entered the rankings of the Global Software 200 companies. We will continue our focus on the export manufacturing sector and integrating IMI and, as soon after the acquisition completes, Ross Systems. Important now is deriving company synergies such as our China-based CMM Level 3 certified outsourcing center jointly developing an Executive Analytics tool with Ross or prospective expansion of the IMI sales channels through our international distributor network.”

Yip continued, “We are also very encouraged by the profit growth prospects in the mobile applications market and plan to expand beyond our successful SMS Portal platform in China leveraging our proven experience in CDMA application development in Korea, key relationships with Korean mobile service and content providers, and acquisitions of what we view to be international “best of breed” technologies.”

“We believe we are well positioned, based on chinadotcom’s strong balance sheet, ongoing vigilance in cost control, company integration, and our aim to introduce new products and technologies to meet our customers’ needs.”

Momentum in our software strategy targeting the manufacturing for export sector

During the quarter, the company acquired a majority stake of Industri-Matematik International Corp., (“IMI”), a 35-year old leading provider of SCM solutions in the United States and Europe. In this quarter the company consolidated the September 2003 results of IMI into its financial statements. IMI’s proprietary software is comprised of comprehensive solutions that serve a wide range of businesses including complex retail, wholesale, consumer goods, and distribution operations and its customer base includes GE, Safeway, Albert Heijn, Campbell Soup, Canadian Tire, and Kellogg’s. chinadotcom has embarked on a program of new product development, integrating the IMI sales channel, and cross training sales consultants on the company’s combined product offering. In addition, the company’s outsourcing unit is currently working with IMI’s software development team to identify products and support services which can be effectively leveraged. IMI will also accelerate the pace of product development due to the company’s cost effective development capabilities.

The company signed a definitive agreement whereby the company will acquire NASDAQ-listed company, Ross Systems (NASDAQ: ROSS). The acquisition is subject to Ross shareholder approval and the satisfaction of various conditions precedent. Ross recently posted its results for fiscal year ended June 30, 2003 reflecting revenues of US$48.1 million, an operating profit of US$4.8 million and a net profit of US$4.1 million. Ross, with its strong presence in the U.S. and Europe and 25 distributors worldwide, has an active customer base of over 1,000 companies implementing its flagship enterprise business solution, iRenaissance suite. The requisite registration statement/proxy has been filed with the Securities and Exchange Commission (SEC) and is currently undergoing SEC review. If approved by Ross shareholders, the merger is contemplated to conclude by early Q1 2004.

chinadotcom and Ross have engaged in active integration planning and taken synergistic steps now that will benefit both companies pre-merger. Initial progress includes management discussions for enhancing the iRenaissance product, scaling the distribution channel for growth and training of sales and marketing teams globally to capitalize on opportunities quickly after approval for combining the entities occurs.

After the quarter the company acquired the IP rights to “Executive Suite” a leading financial performance management and business intelligence (BI) application based on Microsoft technologies which is maintained and distributed in Europe, the Middle East and Africa. Executive Suite is a fully integrated financial management application delivering budgeting, planning, forecasting, consolidation, reporting and analysis to a broad spectrum of customers. To enhance the development capabilities of Executive Suite, the company will move key product developers to its Shanghai software development center in China. Executive Suite users include Scandlines, Sydbank, Storck, SBS Services, Ramboll, Arovit, Wates Group and Guildford Borough Council. Executive Suite integrates to the company’s ERP and SCM applications and will be introduced to Ross customers at Ross World in November.

Maximizing mobile applications opportunities in China and Internationally

During the quarter, the company worked to maximize opportunities in the mobile applications sector in China and Internationally by leveraging upon its various mobile and portal units, including the company’s portal and Newpalm SMS business operated by its Hong Kong Growth Enterprise Market-listed company, hongkong.com (Ticker Symbol: 8006), the company’s extensive knowledge base and work on CDMA mobile applications in Korea including relationships with leading mobile phone operators such as SK Telecom and Korea Telecom Freetel, content service providers including java-based multi-player games and other mobile application developers in Korea, its mobile expertise and data mining operations in Australia, and its initial agreement with respect to a joint-venture with European-based Jamba! to expand their large mobile audio/visual products catalogue into China.

“As mobile applications become one of the network operators’ most important revenue growth drivers and a tool for enhancing customers’ loyalty, meaningful opportunities exist for the company to launch rich new service offerings, especially as China’s consumers move toward more advanced platforms like CDMA1X and 2.5/3G.” said CEO Yip. “The company will capitalize on platform opportunities in China and internationally through our China SMS Portal combined with our established Korean CDMA application development capabilities, and our relationships and ventures with next generation carrier-grade mobile technology companies.”

KEY OPERATIONAL DEVELOPMENTS

CDC Software & Outsourcing

•	Added a total of 18 new customers in China during the quarter, which include China-based enterprises active in the manufacturing for export sector.
•	Executive Suite, supported by Microsoft, was launched into the China, Singapore and Australian markets.
•	Signed an agreement whereby Ross Systems intends to outsource to the company the development of an Executive Analytics application for global distribution. This development work is to be performed at CDC Software’s development center in China, which will be used to complement Ross Systems’ Atlanta-based capabilities, by providing quality development resources and infrastructure.

•	The company’s outsourcing units extended project agreements with TelstraClear, Optus, HSBC, UK Department of Trade and Industry, Brisbane City Council, Hong Kong Arts Festival, Golden Casket Lottery Systems, Totalcare Industries, Hong Kong Housing Authorities, and ScreenSound Australia; completed development for a web-based drug testing system for the US Anti-Doping Agency and began work on a system for the Australian Sports Drug Agency. The company has an agreement in place for IMI’s product team to outsource part of their development work on some of their core modules.

CDC Mobile & Portals

•	Paid monthly subscriptions rose to an aggregate of over 5.1 million as of September 30, 2003, up 16% from 4.4 million in Q2 2003.
•	SMS revenue from Newpalm grew to US$5.9 million in the quarter, up 18%.
•	After the quarter, the company established local connectivity with China Unicom in Guangdong province. The service agreement gives Newpalm an opportunity to better serve Guangdong Unicom’s subscriber base of over 11 million users, the largest within the China Unicom group; the company currently has service agreements signed with mobile network operators in 26 provinces across China.
•	Key partner with China Unicom to develop new services for the CDMA1X platform.
•	Launched the integrated Newpalm SMS and china.com portal chat and dating service, ‘X-City 2’ and co-promoting this popular service with the Miss China 2003 pageant.
•	Arranging portal content to drive SMS and WAP content preparing for the next generation of mobile applications like MMS and enhanced video download.
•	After the quarter, signed an initial agreement to form a 50/50 joint venture with leading European operator-independent wireless entertainment provider, Jamba! to expand the company’s mobile service and applications to Europe and the US by leveraging Jamba!’s extensive distribution network and also bring their world-class mobile technologies to the China market.
•	Attracting leading Korean CDMA mobile content and application providers to localize and distribute products in China on the company’s Newpalm mobile and www.china.com portal platform.

“Today’s financial results indicate the change in strategy we began to implement late last year is beginning to bear fruit,” said Executive Chairman Raymond Ch’ien. “China is beginning to see traction in software sales for export manufacturers and significant growth in mobile data application usage. We have grown our business significantly in both revenue and profit, while maintaining a highly liquid balance sheet. Looking ahead, chinadotcom is poised to take full advantage of the business opportunities extant in high growth markets globally, by continuously adding to our core strengths and leveraging upon them.”

Other Developments

During the quarter, based upon SEC filings, America Online, Inc. (“AOL”) had disposed of its entire holding of 6,795,200 chinadotcom shares as of September 11, 2003. At this time, the companies have no remaining operational, strategic or other agreements.

The company recently filed a claim in the courts of Hong Kong against former board member, Harry Edelson and his affiliated fund seeking damages related to the alleged breach of fiduciary duties owed to the company and violations of the company’s insider trading policy. The company also recently became aware that Mr. Edelson has filed an action against the company and certain board members and one shareholder alleging claims that relate principally to his disagreement with the results of this year’s annual shareholders meeting whereby he was not re-elected by shareholders to the chinadotcom board of directors.

chinadotcom Earnings Teleconference

chinadotcom will hold a conference call to review its third quarter 2003 earnings and operations at 9:00 pm on October 28th, 2003 Hong Kong time (8:00 am EST). Investors can call at that time to USA Toll Free Number: 877-542-7993, CHINA Toll Free Number: 10800-852-0823, HONG KONG Toll Number: 852-2258-4002, the passcode is Q3 CHINA; alternatively the conference call can be heard on the Internet at http://www.talkpoint.com/viewer/starthere.asp?pres=103960

For those unable to listen to call in or listen to the live broadcast via the web, a replay will be available after the call at www.corp.china.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on two of the fastest growing business segments — manufacturing and mobile — in China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. It expects to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile and Portals is focused on rapid growth in the mobile applications market internationally. The company offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.1 million as of September 30, 2003, with direct connectivity with local mobile operators in 26 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services. The unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. The entity also has mobile marketing and data mining operations in Australia. The unit also has signed an initial agreement with respect to a joint-venture agreement with Jamba!, a European mobile entertainment company to expand our mobile service and applications to Europe and the US by leveraging Jamba!’s extensive distribution network and also bring the world-class mobile technologies to the China market.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit www.corp.china.com.

Cautionary Note Regarding Forward-Looking Statements

This release contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact, including those with respect to the company’s goals, plans, prospects and strategies are forward-looking statements. The following factors and uncertainties, among others, could cause actual results to differ materially from those described in the forward-looking statements: (a) the ability to realize the company’s strategic objectives by taking advantage of market opportunities in its geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of its current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate its operations or new acquisitions in accordance with its business strategy; (d) the effects of its restructurings and the ability to successfully support its operations; (e) the changes in the mobile technology, competitive climate or government regulations in the SMS area and the company’s ability to respond thereof; (f) the ability to recruit and retain qualified, experienced employees; (g) the ability to successfully partner with other companies; (h) the ability to acquire additional companies and technologies and manage an increasingly broad range of businesses; (i) negotiations of claims with and reduced importance of its material shareholders; (j) risks associated with the development and licensing of software generally, including potential delays in software development and technical difficulties that may be encountered in the development or use of the company’s software; (k) increased global competition; (l) manage regulatory and litigation risks; (m) the ability to rationalize its operations in a cost effective manner, particularly as related to certain subsidiaries and employees; (n) technological changes and developments; (o) general risks of the Internet, marketing and software sectors; and (p) the uncertain economic and political climate in Asia, the United States and throughout the rest of the world and the potential that such climate may deteriorate further.

The role of each of the company’s current or former material shareholders is no longer, and is not expected to be, material or strategic to the company’s operations or results and therefore, increases the likelihood that these material shareholders will seek to materially reduce their holdings in chinadotcom shares. In the process of exiting or reducing its current or former operations, the company has engaged in negotiations with each of its material shareholders to resolve various respective claims which necessarily strain its relationship with these material shareholders. These negotiations could result in liabilities, arbitration, litigation, settlement or unfavorable publicity, any of which could divert significant amounts of the company’s management time and other corporate resources.

For a detailed discussion of these and other cautionary statements that could affect the company’s business and financial results, please refer to the risk factors discussed in filings with the U.S. Securities and Exchange Commission (“SEC”), including but not limited to the company’s Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F. Documents, including the company’s SEC filings, also are available from chinadotcom’s corporate web site at www.corp.china.com. Notwithstanding changes in the above listed factors or any others that may affect the company’s forward-looking statements that may occur in the interim, the company does not expect to update its forward-looking statement included in this release until the release of its next quarterly earnings announcement; however, chinadotcom reserves the right to update the full forward-looking statement or any portion thereof at any time for any reason.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel	: (852) 2961 2750
Fax	: (852) 2571 0410
e-mail	: jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations

Tel	: 1 (212) 661 2160
Fax	: 1 (973) 591 9976
e-mail	: craig.celek@hk.china.com

chinadotcom corporation

Consolidated Statement of Operations

(Amounts in thousands of U.S. dollars, except per share data)

	Quarter ended June 30, 2003	Quarter ended September 30, 2003
	(unaudited)	(unaudited)
Revenues
Software and consulting services	11,327	13,428
Advertising and marketing activities	4,563	4,662
Mobile services and applications (1)	5,056	5,942
Other income	540	394

	21,486	24,426
Cost of revenues
Software and consulting services	(7,899)	(8,961)
Advertising and marketing activities	(3,303)	(2,946)
Mobile services and applications	(692)	(543)
Other income	(172)	(192)

	(12,066)	(12,642)

Gross margin	9,420	11,784

Selling, general and administrative expenses	(7,759)	(9,305)
Depreciation and amortization expenses (2)	(1,620)	(708)
Stock compensation expense	(50)	(49)

Operating income/(loss)	(9)	1,722

Interest income	3,384	3,228
Interest expense	(273)	(278)
Gain on disposal of available-for-sale securities	1,343	879
Gain/(loss) on disposal of subsidiaries and investments	(182)	350
Other non-operating gains	—	998
Other non-operating losses	(519)	—
Dividend income, net of related expenses	(113)	—
Share of income in equity investees	11	84

Income before income taxes	3,642	6,983
Income taxes benefits/(expenses)	(591)	401

Income before minority interests	3,051	7,384
Minority interests in income of consolidated subsidiaries	(136)	(1,014)

Income from continuing operations	2,915	6,370
Discontinued operations
Loss from operations	(1,137)	(12)
Income/(loss) from disposals	2,300	(268)

Net income	4,078	6,090

Basic earnings per share	0.04	0.06

Diluted earnings per share	0.04	0.06

chinadotcom corporation

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	June 30, 2003	September 30, 2003
	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	60,796	78,346
Restricted cash	59	59
Accounts receivable	17,525	23,005
Deposits, prepayments and other receivables	8,018	11,788
Available-for-sale debt securities	271,167	259,357
Restricted debt securities	47,312	65,165
Amount due from related parties	—	34

Total current assets	404,877	437,754

Property, plant and equipment, net	7,239	7,741
Available-for-sale equity securities	2,198	1,168
Available-for-sale debt securities	20,000	20,000
Goodwill	29,581	42,183
Intangible assets (2)	16,356	28,485
Restricted debt securities	11,894	11,899
Investment in equity investees	409	494
Investments under cost method	889	1,889
Other assets	3,822	5,508

Total assets	497,265	557,121

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	13,620	13,232
Other payables	8,412	11,277
Accrued liabilities	9,645	17,130
Short-term bank loans	39,197	54,184
Long-term bank loans, current portion	155	1,921
Deferred revenue	2,409	10,349
Taxation	—	1,068
Amount due to related companies	684	—

Total current liabilities	74,122	109,161
Long term debts, less current portion	11,498	15,800
Minority interests	34,718	44,666
Shareholders’ equity:
Share capital	25	25
Additional paid-in capital	608,573	613,810
Treasury stock	(4,402)	(4,067)
Accumulated other comprehensive income	1,760	665
Accumulated deficit	(229,029)	(222,939)

Total shareholders’ equity	376,927	387,494

Total liabilities and shareholders’ equity	497,265	557,121

Notes:

(1) Revenues recorded in the segment “Mobile services and application revenues” are derived principally from providing value-added short messaging services (SMS) such as dating, fortune-telling, jokes, ringtone and logo downloads and various other related products to mobile phone users. Mobile services and application revenues are typically recognized in the month in which the service is performed. In order to recognize revenue and get paid for services provided, we rely on billing confirmations from the mobile network operators as to the actual amount of services they have billed to their mobile customers. We do not collect mobile services fees from an operator in certain circumstances where the operator’s billing system does not record that our service or products has been delivered to the operator’s subscribers. The difference between our records as to services performed, and the confirmation from the operator, or the ‘reconciliation rate’, can vary from operator to operator. At the end of each reporting period, where an operator has not provided the Company with the monthly statement for any month confirming the amount of mobile services charges billed to that operator’s mobile phone subscribers for the month, we accrue revenue using our own internal data and reference to historical data to estimate the reconciliation rate and the amount of collectable mobile services fees, and accrue revenue accordingly.

(2) Depreciation and amortization includes US$136,000 for two quarters of amortization expenses of intangible assets relating to our April 2003 acquisition of Newpalm. The amount is based on internal assessments and will be finalized upon completion of an external independent valuation of the intangible assets, with any adjustments expected to be reflected in the Q4 2003 financial results.

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